Exhibit 107

Calculation of Filing Fee Tables

424(b)(5)

RenaissanceRe Holdings Ltd.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered and Carry Forward Securities

Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee

Equity	Common shares, par value $1.00 per share	Rule 457(r)	7,245,000	$192.00	$1,391,040,000.00(1)	$0.00011020	$153,292.61

Total Offering Amounts							$153,292.61

Total Fees Previously Paid							—

Total Fee Offsets							—

Net Fee Due							$153,292.61

(1) Assumes exercise in full of the underwriters’ over-allotment option.